AMENDED

SECURI

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

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SEC FILE NUMBER
8- 68663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vertical Capital Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Pacifica, Suite 190
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles		90027
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 04 2015 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bayard Closser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vertical Capital Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Principle

Title

See attached jurat 4/23/15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

CAROLINE PETRAITIS
Commission # 1939793
Notary Public - California
Orange County
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Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 23rd day of April, 2015,
by
(1) Bayard Closser
(and (2) ________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

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Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ________ Document Date: ________

Number of Pages: ____ Signer(s) Other Than Named Above: ________

Vertical Capital Securities, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2014

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
Vertical Capital Securities, LLC
Irvine, CA 92618

I have audited the accompanying statement of financial condition of Vertical Capital Securities, LLC (the "Company"), a California LLC, as of December 31, 2014 and the related statements of income (loss), changes in member's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 13, 2015

Vertical Capital Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	42,673
Commission Receivable		2,805
Other Assets - Prepaid		1,263
Total assets	$	46,741

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	1,975
Total liabilities		1,975
Member's equity		
Member's equity		44,766
Total member's equity		44,766
Total liabilities and member's equity	$	46,741

The accompanying notes are an integral part of these financial statements.

Vertical Capital Securities, LLC
Statement of Income (Loss)
For the Period Ended December 31, 2014

Revenues		
Fees and other Income	$	280,026
Total revenues		280,026
Expenses		
Professional Fees		34,199
Regulatory fees		22,433
Rent		9,832
Salaries and Payroll Taxes		424,172
Administrative expenses		12,808
Total expenses		503,444
Net (Loss) before income tax provision		(223,418)
Income tax provision		1,700
Net (Loss)	$	(225,118)

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

Vertical Capital Securities, LLC

Statement of Changes in Member's Equity

For the Period Ended December 31, 2014

	Member's Equity
Balance at January 1, 2014	$ 18,592
Member's distributions	-
Member's contributions	251,292
Net income	(225,118)
Balance at December 31, 2014	$ 44,766

The accompanying notes are an integral part of these financial statements.

Vertical Capital Securities, LLC

Statement of Change in Financial Condition

For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ (225,118)
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commission Receivable	$ (2,805)	
Other Assets - Prepaid	(1,263)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,975	
Income taxes payable	-	
Total adjustments		(2,093)
Net cash provided by operating activities		(227,211)
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		251,292
Net increase in cash		24,081
Cash at beginning of period		18,592
Cash at end of period		$ 42,673
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ -	
Income taxes	$ 3,400	

The accompanying notes are an integral part of these financial statements.

Vertical Capital Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Member's equity	$ 44,766	
Total member's equity		$ 44,766
Less: Non-allowable assets		
Commission non-allowable	-	
Prepaid expense	1,263	
Total non-allowable assets		1,263
Net Capital		43,503
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 132	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of amounts)		5,000
Excess net capital		$ 38,503
Ratio of aggregate indebtedness to net capital	0.05 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditor's report

Vertical Capital Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Vertical Capital Securities, LLC (the "Company"), on September 4, 2009, was organized in Delaware as a Limited Liability Company. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is 100% owned by Vertical Capital Markets Group, LLC.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distribution
- Private placements of securities
- Placement agent services for affiliated and non-affiliated sponsors

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - The Company receives administration fees in accordance with terms agreed with affiliate Vertical Capital Management Group for the master broker/dealer monthly relationship. Placing agent fees are recognized as earned in the month the sales of the mutual funds occur. Commission income from the sales of tax shelters or limited partnerships are recognized when the deal is closed.

Income Taxes - The Company, with consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Income Taxes – (continue)
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Party

The Company and its parent have common shareholders. Rent and general overhead are allocated between the two companies. During 2014 the Company received $166,500 in fees income and paid $424,172 for salaries and wages to Vertical Capital Markets Group, LLC. In addition, the Company paid $9,832 as rent to Vertical Fund Group.

In addition, substantially all the revenue is generated from sales of investments in investment funds run by the parent company. It is possible that the terms of certain transactions of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $43,503 which was $38,503 in excess of its required net capital of $5,000. The Company's net capital ratio was .05 to 1.

Note 6 - Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2014, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $900.

Vertical Capital Securities, LLC
Notes to Financial Statements
December 31, 2014

Note 7– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 – Litigation

Vertical Capital Markets Group, LLC, the parent company, has pending litigation in the State of California in regards to an employment action. The company is vigorously defending the case and believes that there is no financial impact to Vertical Capital Securities, LLC.

Note 10 – Office Rental

The Company leases office space from an affiliate, Vertical Fund Group, Inc. (See Note 4). Rent for the year ended December 31, 2014 was $9,832.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Vertical Capital Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Vertical Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Vertical Capital Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements Under to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Vertical Capital Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
of Vertical Capital Securities, LLC

I have reviewed management's statements, included in the accompanying Vertical Capital Securities, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") from June 1, 2014 to December 31, 2014, and (2) the Company stated that they met the identified exemption provisions from June 1, 2014 to December 31, 2014 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 13, 2015

Vertical Capital Securities, LLC
Member FINRA/SIPC

March 30, 2015

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Vertical Capital Securities, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period June 1, 2014 to December 31, 2014.

Sincerely,

Bayard Closser
Principal